UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-37880
CUSIP NUMBER 66988N106

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 1l-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:     March 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I - REGISTRANT INFORMATION

Novan, Inc.
Full Name of Registrant

Former Name if Applicable

4105 Hopson Road
Address of Principal Executive Office (Street and Number)

Morrisville, North Carolina 27560
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On May 14, 2020, the Audit Committee of the Board of Directors (the “Audit Committee”) of Novan, Inc. (the “Company”), in consultation with management and BDO USA, LLP, concluded that, because of a misapplication of the accounting guidance applicable to the warrants the Company issued in January 2018 (the “Warrants”), the Company’s previously issued consolidated financial statements for the year ended December 31, 2018 and the interim periods ended March 31, 2019 and 2018, June 30, 2019 and 2018, and September 30, 2019 and 2018 (collectively, the “Affected Periods”) should no longer be relied upon. As such, the Company will restate its consolidated financial statements for each of the Affected Periods. In addition, although the Company has determined it to be immaterial to the Company’s consolidated financial statements for the year ended December 31, 2019, the Company also intends to revise these financial statements in connection with the restatement of its consolidated financial statements for the Affected Periods.

The Company will restate the consolidated financial statements for the year ended December 31, 2018 in the Company's Amendment No. 1 on Form 10-K/A for the year ended December 31, 2019 (the “Form 10-K/A”). The Company will restate the consolidated interim financial statements for the Affected Periods through expanded disclosure in the consolidated financial statements included in the Form 10-K/A, including describing the restatement and its impact on previously reported amounts. The amounts of these adjustments have not yet been finalized. The Company has not amended and does not intend to amend the Company’s previously filed Annual Report on Form 10-K for the year ended December 31, 2018 or Quarterly Reports for quarterly periods in the years ended December 31, 2019 and 2018 to reflect such restatement.

As a result of the foregoing, the Company is unable to provide complete financial results for the quarterly period ended March 31, 2020 by the required due date of May 15, 2020. The Company is still assessing the impact of the adjustments in various accounting periods. However, the change in the accounting treatment for the Warrants and the resulting restatement and revision of the Company’s consolidated financial statements will have no impact on revenues, operating expenses or operating losses for any period as the change in fair value of the warrant liability was presented within other income (expense) and not as a component of operating loss in the Company’s consolidated statements of operations for each applicable period. The restatement of the consolidated financial statements for the Affected Periods and the revision of the consolidated financial statements for the year ended December 31, 2019 will have no impact on the Company’s liquidity or cash position. The previously reported consolidated net loss, total liabilities and total stockholders’ equity (deficit) during and as of the end of each Affected Period and as of and for the year ended December 31, 2019 will be impacted.

The Company is working diligently to complete the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “2020 First Quarter Form 10-Q”) as soon as possible; however, given the scope of the process for the restatement of its financial results and consolidated financial statements, the Company is unable to complete and file the 2020 First Quarter Form 10-Q by the required due date of May 15, 2020 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof. The Company is also presently anticipating filing the Form 10-K/A on or before May 20, 2020.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John M. Gay	(919)	485-8080
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Novan, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2020	By:	/s/ John M. Gay
John M. Gay
Vice President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).